UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2008

GRUPO AEROPORTUARIO DEL PACIFICO S.A.B. DE C.V. (PACIFIC AIRPORT GROUP)
(Translation of Registrant’s Name Into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B Torre Pacifico, Piso 6 Col. Rinconada del Bosque 44530 Guadalajara, Jalisco, Mexico
(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

        Form 20-F   x     Form 40-F

        (Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes       No  x

          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              .)

GRUPO AEROPORTUARIO DEL PACÍFICO

REPORTS PASSENGER TRAFFIC DECREASE OF 14.1%

FOR SEPTEMBER 2008

Guadalajara, Jalisco, México – October 7, 2008 - Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (NYSE: PAC; BMV: GAP) (“the Company” or “GAP”) today announced preliminary terminal passenger traffic figures for the month of September 2008 compared to traffic figures for September 2007.

During September 2008, total terminal passengers decreased 14.1% compared to the previous year; international passenger traffic decreased 13.5%, while domestic passenger traffic decreased 14.3% compared to September 2007.

Compared to September 2007, domestic terminal passenger traffic in September 2008 registered a net decrease of 168.8 thousand passengers, despite increased passenger traffic at the airports of Los Cabos with 1.7 thousand passengers and Puerto Vallarta with 1.5 thousand. Together, these airports represented 3.2 thousand additional passengers.

In the case of the Puerto Vallarta airport, the increase was mainly due to an increase in passengers on routes to and from Mexico City and Toluca.

At the Los Cabos airport, the increase was mainly due to growth in traffic to and from Monterrey, Mexico City and Guadalajara.

However, there was a decline of 172.0 thousand passengers, mainly from the airports of Tijuana with 88.5 thousand passengers, Guadalajara with 35.9 thousand passengers, Hermosillo with 11.4 thousand passengers, Mexicali with 8.1 thousand passengers, Guanajuato with 7.9 thousand passengers, Morelia with 6.7 thousand passengers, Los Mochis with 5.6 thousand passengers, La Paz with 3.0 thousand passengers, Aguascalientes with 2.7 thousand passengers and Manzanillo with 2.2 thousand passengers.

In the case of the Tijuana airport, this decline was principally due to a reduction in traffic on the routes to Guadalajara, Mexico City, Toluca, Culiacán, Guanajuato, Morelia, Hermosillo, La Paz, Monterrey, Uruapán, Aguascalientes, Ciudad Juarez, Acapulco and Los Mochis. These decreases were mainly due to the suspension of Aerocalifornia’s operations, and the decline in operations from Aviacsa, Alma, Vivaaerobus, Mexicana and Avolar on routes to and from the previously-mentioned cities.

The decline at the Guadalajara airport was due to a decrease in traffic on the routes to and from Tijuana, Monterrey, Toluca, Hermosillo, Puerto Vallarta, Mexicali, Culiacan and

       For further information please visit: www.aeropuertosgap.com.mx or contact us:

In Mexico	In the United States
Miguel Aliaga, Investor Relations Officer	Maria Barona / Peter Majeski
Grupo Aeroportuario del Pacífico, S.A.B. de C.V.	i-advize Corporate Communications
Tel: 01 (333) 8801100 ext 216	Tel: 212 406 3690
maliaga@aeropuertosgap.com.mx	gap@i-advize.com

Puebla. This was due to the exit of Aerocalifornia and the reduction of frequencies from Aviacsa, Avolar, Alma, and Aeroméxico Connect.

The decline at the Hermosillo airport was due to a decrease in traffic on the routes to and from Monterrey, Tijuana and Los Mochis.

The decline at the Mexicali airport was principally due to the decrease in passengers on the routes to and from Mexico City, Guadalajara, Monterrey and Culiacán. This was due to Aviacsa’s ceasing operations at the Mexicali airport on May 12, 2008, which caused declines on the Mexico City and Guadalajara routes, as well as Vivaaerobus, which beginning in November 2007, ceased to operate the route to Monterrey.

In the case of the Guanajuato airport, the decrease was mainly due to the reduction in traffic on the routes to and from Tijuana, Monterrey and Mexico City. With regards to the reductions on the Monterrey route, this was principally due to Aviacsa’s ceasing operations at the Guanajuato airport on May 12, 2008.

The reduction at the Morelia airport was primarily due to the reduction in traffic on the routes to Tijuana, Monterrey, Uruapán, Toluca, Guadalajara and San Luis Potosi, caused by the fact that Aviacsa ceased operations to this airport, as well as the decline in operations of Mexicana and Avolar compared to 2007.

In the case of the Los Mochis airport, the decrease was caused by the reduction in traffic on routes to and from Mexico City, Guadalajara, Tijuana, La Paz, Hermosillo, Los Cabos and Ciudad Obregon, caused by Aerocalifornia’s suspension of operations, as well as a decrease in operations from Aeroméxico Connect and Alma.

The decline at the La Paz airport was mostly due to a decrease in traffic on the routes to Tijuana, Guadalajara, Mexico City, Culiacán, Los Mochis, Hermosillo, Ciudad Obregón, Loreto and La Paz, mainly as a result of Aerocalifornia’s suspension, as well as the ceasing of operations of Avolar and Aeroméxico. It is important to mention that during September, Volaris initiated operations in La Paz with destinations to Tijuana and Guadalajara, and Vivaaerobus initiated operations to Monterrey.

It is important to note that on July 24, 2008, the Mexican Civil Aviation Bureau (DGAC) suspended Aerocalifornia’s operations, which represented 6.1% of GAP’s total traffic. Aerocalifornia operated at five of the Company’s 12 airports, representing over 40% of total traffic at the La Paz and Los Mochis airports, which had only two exclusive routes. As of today, Aerocalifornia has not restarted operations.

International terminal passenger traffic decreased 58.9 thousand passengers, or 13.5%, compared to September 2007.

The airports that experienced an increase in international passenger traffic were Hermosillo with 0.7 thousand passengers and Mexicali with 0.1 thousand passengers.

On the other hand, the following airports experienced decreases in international passenger traffic, Guadalajara with 23.3 thousand passengers, Puerto Vallarta with 10.9 thousand passengers, Los Cabos with 9.1 thousand passengers, Bajío with 8.3 thousand passengers, Morelia with 3.2 thousand passengers, Aguascalientes with 2.2 thousand passengers, Manzanillo with 1.3 thousand passengers, La Paz with 0.8 thousand passengers, Los Mochis with 0.5 thousand passengers and Tijuana with 0.2 thousand passengers.

In the case of the Guadalajara airport, the decrease was primarily due to the decline in passengers to and from Los Angeles, Dallas, Atlanta, Portland and Oakland.

The decrease at the Puerto Vallarta airport was due to the decline in traffic to and from Denver, Chicago, Houston, Dallas, San Francisco, Salt Lake City and Seattle.

In the case of Los Cabos, the decrease was due to a decline in passenger traffic on routes to and from Denver, San Francisco and Houston.

The decrease at the Bajío airport was due to the decline in traffic to and from Los Angeles, Houston and Chicago.

Domestic Terminal Passengers (in thousands):

Airport	Sep-07	Sep-08	% Var	Jan-Sep 07	Jan-Sep 08	% Var
Guadalajara	397.5	361.6	-9.0%	3,721.7	3,846.4	3.3%
Tijuana	338.0	249.5	-26.2%	3,559.8	3,111.1	-12.6%
Puerto Vallarta	62.1	63.6	2.4%	613.6	707.7	15.3%
Los Cabos	59.9	61.6	2.9%	572.1	683.1	19.4%
Hermosillo	96.3	85.0	-11.8%	928.4	924.4	-0.4%
Guanajuato	58.9	51.0	-13.4%	610.1	532.8	-12.7%
La Paz	39.2	36.2	-7.7%	433.0	361.6	-16.5%
Mexicali	44.3	36.2	-18.2%	451.3	400.8	-11.2%
Morelia	27.5	20.9	-24.2%	287.1	259.4	-9.7%
Aguascalientes	27.6	24.8	-9.9%	256.1	258.0	0.7%
Los Mochis	19.3	13.7	-28.9%	204.6	162.8	-20.5%
Manzanillo	7.9	5.6	-28.2%	87.2	87.4	0.3%
Total	1,178.4	1,009.7	-14.3%	11,725.1	11,335.4	-3.3%

International Terminal Passengers (in thousands):

Airport	Sep-07	Sep-08	% Var	Jan-Sep 07	Jan-Sep 08	% Var
Guadalajara	164.1	140.8	-14.2%	1,717.7	1,665.6	-3.0%
Tijuana	2.2	2.0	-9.6%	20.4	21.7	6.4%
Puerto Vallarta	91.5	80.7	-11.9%	1,745.0	1,856.6	6.4%
Los Cabos	112.9	103.7	-8.1%	1,606.3	1,617.4	0.7%
Hermosillo	6.4	7.1	11.8%	66.6	77.3	16.2%
Guanajuato	31.2	22.9	-26.5%	355.9	335.7	-5.7%
La Paz	2.7	2.0	-27.9%	43.9	39.9	-9.0%
Mexicali	0.2	0.3	36.2%	3.1	3.5	11.0%
Morelia	13.3	10.1	-24.3%	167.1	143.6	-14.1%
Aguascalientes	8.7	6.4	-25.9%	93.8	78.8	-16.0%
Los Mochis	0.9	0.4	-53.8%	6.5	7.8	20.9%
Manzanillo	2.4	1.1	-54.0%	102.9	87.3	-15.1%
Total	436.6	377.6	-13.5%	5,929.2	5,935.4	0.1%

Total Terminal Passengers (in thousands):

Airport	Sep-07	Sep-08	% Var	Jan-Sep 07	Jan-Sep 08	% Var
Guadalajara	561.5	502.394	-10.5%	5,439.4	5,512.0	1.3%
Tijuana	340.2	251.5	-26.1%	3,580.2	3,132.8	-12.5%
Puerto Vallarta	153.7	144.3	-6.1%	2,358.6	2,564.3	8.7%
Los Cabos	172.8	165.4	-4.3%	2,178.4	2,300.5	5.6%
Hermosillo	102.7	92.1	-10.3%	994.9	1,001.7	0.7%
Guanajuato	90.1	73.9	-18.0%	966.1	868.5	-10.1%
La Paz	42.0	38.2	-9.0%	476.9	401.5	-15.8%
Mexicali	44.5	36.5	-17.9%	454.5	404.3	-11.0%
Morelia	40.8	30.9	-24.2%	454.3	402.9	-11.3%
Aguascalientes	36.2	31.3	-13.7%	349.9	336.8	-3.7%
Los Mochis	20.2	14.1	-30.0%	211.1	170.6	-19.2%
Manzanillo	10.3	6.8	-34.3%	190.1	174.8	-8.1%
Total	1,615.0	1,387.3	-14.1%	17,654.3	17,270.8	-2.2%

Low-Cost Carriers

At the close of September 2008, the weekly schedule of flights operated by LCC’s increased by 64 weekly segments compared to August 2008, for a total of 950 frequencies.

In September 2008, approximately 524.1 thousand passengers were transported by the LCC’s, representing approximately 51.9% of the total number of domestic passengers for this month.

***

Company Description:

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates twelve airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six other mid-sized cities: Hermosillo, Guanajuato, Morelia, Aguascalientes, Mexicali and Los Mochis. In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”.

This press release may contain forward-looking statements. These statements are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial conditions, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that may involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party that is in charge of collecting these complaints, is 800-759-0045. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacifico, S.A.B. de C.V.

By: /s/ RODRIGO GUZMAN PERERA Rodrigo Guzman Perera Chief Financial Officer

Date: October 7, 2008